KRAIG BIOCRAFT LABORATORIES, INC.

2723 South State Street, Suite 150

Ann Arbor, Michigan 48104

February 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Kraig Biocraft Laboratories, Inc.

Preliminary Information Statement on Schedule 14C

Filed January 25, 2021

File No. 000-56232

Dear Sir and Madam:

Kraig Biocraft Laboratories, Inc. (the “Company,” “Kraig,” “we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 1, 2021, as well as the phone conversation our outside securities counsel had with Mr. Courtney Lindsay on February 2, 2021 (the “Conversation”), regarding our Preliminary Information Statement on Schedule 14C (the “Information Statement”) previously submitted on January 25, 2021. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Preliminary Information Statement on Schedule 14C

General

1.	Please reconcile your disclosures regarding the shares held by your chief executive officer and the amounts in your beneficial ownership table. We note that you had 854,410,001 common shares outstanding as of the record date. You also state that Mr. Thompson has 207,272,107 common shares and two shares of preferred stock that are worth 200,000,000 votes each. These figures appear to be inconsistent with disclosures stating Mr. Thompson has 50.5% voting power and do not appear to match the numbers in your beneficial ownership table.

Response:

After reviewing your comment we see that we included the following statement in the Information Statement regarding the votes obtained for the corporate actions at issue, “633,037,254 votes (which includes 2 shares of Preferred Stock, since the Preferred Stock votes together with the Common Stock and each share of Preferred Stock is entitled to 200,000,000 votes) or 50.5% of the voting power outstanding on such date, approved the Reverse Split, the Reduced Voting Power and the filing of the Amendment. Series A Preferred Stockholders holding 2 shares of Common Stock or 100% of the Series A Preferred Stock outstanding on such date, also approved the Reduced Voting Power and the filing of the Amendment.” 633,037,254 represented 50.5% of the voting power outstanding on the Record Date. As discussed during the Conversation, the Information Statement disclosed that there were 1,254,410,001 votes outstanding on the Record Date and that Mr. Thompson was only one of the shareholders who provided consent for the corporate actions at issue.

As shown on the beneficial ownership table, Mr. Thompson, who has 207,272,107 votes from his common stock holdings and 400,000,000 votes from his preferred stock holdings, owns 48.4% of the total voting power outstanding on the Record Date. Additional consents from other shareholders representing 2.1% of the voting stock were also received for the corporate actions at issue. Accordingly, we received consents from an aggregate of 50.5% of the voting power.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (646) 436-3471.

/s/ Kim Thompson
Kim Thompson CEO

cc:	Louis Taubman

Hunter Taubman Fischer & Li LLC